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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ______________
                                   SCHEDULE TO
                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)

                          MEDSOURCE TECHNOLOGIES, INC.
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                       (Name of Subject Company (Issuer))

                          MEDSOURCE TECHNOLOGIES, INC.
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Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

                                    58505Y103
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                      (CUSIP Number of Class of Securities)

                               RICHARD J. EFFRESS
                       CHAIRMAN OF THE BOARD OF DIRECTORS
                          AND CHIEF EXECUTIVE OFFICER
                          MEDSOURCE TECHNOLOGIES, INC.
                          110 CHESHIRE LANE, SUITE 100
                              MINNEAPOLIS, MN 55305
                            TELEPHONE: (952) 807-1234
                           TELECOPIER: (952) 807-1235
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                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:
                                EDWARD R. MANDELL
                      JENKENS & GILCHRIST PARKER CHAPIN LLP
                              405 LEXINGTON AVENUE
                               NEW YORK, NY 10174
                            TELEPHONE: (212) 704-6000
                           TELECOPIER: (212) 704-6288
                            CALCULATION OF FILING FEE
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      TRANSACTION VALUATION                          AMOUNT OF FILING FEE
           $38,719,375                                      $7,740
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*   Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,537,276 shares of common stock of MedSource Technologies, Inc. having an aggregate value of $38,719,375 as of May 2, 2003 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the exercise price of the options. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
    Amount Previously Paid: Not applicable.       Filing party: Not applicable.
    Form or Registration No.: Not applicable.     Date filed: Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1. |X|
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ [ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]
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


Item 1.  Summary Term Sheet.

         The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated May 8, 2003 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.  Subject Company Information.

         (a) The name of the issuer is MedSource Technologies, Inc., a Delaware corporation (the "Company"), and the address of its principal executive office is 110 Cheshire Lane, Suite 100, Minneapolis, MN 55305, Tel: (952) 807-1234. The information set forth in the Offer to Exchange under Section 9 ("Information About MedSource Technologies, Inc.") is incorporated herein by reference.

         (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options outstanding under the Company's 1999 Stock Plan (the "1999 Plan") to purchase shares of the Company's common stock, par value $0.01 per share, which options are held by persons who are employees or directors of the Company on the date hereof and who will continue to be active employees or directors of the Company through the date of the first meeting of the Compensation and Management Development Committee of the Company's Board of Directors held on a date that is at least six months and one day after the expiration of this offer (collectively, the "Options"), for new options that will be granted under the 1999 Plan (the "New Options"), upon the terms and subject to the conditions described in the Offer to Exchange, the cover letter from Richard J. Effress, the Chairman of the Company's Board of Directors and the Company's Chief Executive Officer, attached hereto as Exhibit (a)(2), and the Election Form attached hereto as Exhibit (a)(3). If you are not an employee or director of the Company on the date hereof or if you do not continue to be an active employee or director of the Company through the date of the first meeting of the Compensation and Management Development Committee of the Company's Board of Directors held on a date that is at least six months and one day after the expiration of this offer, you will not be eligible to receive New Options. The information set forth in the Offer to Exchange under Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

         (a) The information set forth in Item 2(a) above is incorporated herein by reference.

Item 4.  Terms of the Transaction.

         (a) The information set forth in the Offer to Exchange under Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures for Election to Exchange Options"), Section 4 ("Change in Election"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.


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


         (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Arrangements.

         (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

         (b) Not applicable.

Item 6.  Purposes of the Transaction and Plans or Proposals.

         (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

         (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

         (b) Not applicable.

         (c) Not applicable.

         (d) Not applicable.

Item 8.  Interest in Securities of the Subject Company.

         (a) Not applicable.

         (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used.

         (a) Not applicable.



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

Item 10. Financial Statements.

         (a) The information set forth in the Offer to Exchange under Section 9 ("Information About MedSource Technologies") and Section 16 ("Additional Information"), and on pages 44 through 67 of the Company's Annual Report on Form 10-K for its fiscal year ended June 30, 2002 and pages 3 through 8 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended December 29, 2002 is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 9 ("Information About MedSource Technologies, Inc.") is incorporated herein by reference.

Item 11. Additional Information.

         (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b) Not applicable.

Item 12. Exhibits.

         (a) (1) Offer to Exchange, dated May 8, 2003.

             (2) Form of Letter to Eligible Option Holders.

             (3) Election Form.

             (4) MedSource Technologies, Inc. Annual Report on Form 10-K for its fiscal year ended June 30, 2002, filed with the Securities and Exchange Commission on September 17, 2002 and incorporated herein by reference.

             (5) MedSource Technologies, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended December 29, 2002, filed with the Securities and Exchange Commission on February 12, 2003 and incorporated herein by reference.

         (b) Not applicable.

         (c) Not applicable.

         (d) (1) MedSource Technologies, Inc. 1999 Stock Plan. Filed as Exhibit
10.11 to the Company's Registration Statement on Form S-1, filed with the Securities and Exchange Commission on March 27, 2002 and incorporated herein by reference.

             (2) Form of New Option Contract with employees pursuant to the MedSource Technologies, Inc. 1999 Stock Plan.

             (3) Form of New Option Contract with non-employee directors pursuant to the MedSource Technologies, Inc. 1999 Stock Plan.


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

         (e) Not applicable.

         (f) Not applicable.

         (g) Not applicable.

         (h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

         (a) Not applicable.




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


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated:  May 8, 2003

                                            MEDSOURCE TECHNOLOGIES, INC.


                                            By: /s/ Richard J. Effress
                                                ----------------------
                                                Name:  Richard J. Effress
                                                Title: Chief Executive Officer






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

                                INDEX TO EXHIBITS

Exhibit
Number                Description
------                -----------

(a)(1)                Offer to Exchange, dated May 8, 2003.

(a)(2)                Form of Letter to Eligible Option Holders.

(a)(3)                Election Form.

(a)(4) MedSource Technologies, Inc. Annual Report on Form 10-K for its fiscal year ended June 30, 2002, filed with the Securities and Exchange Commission on September 17, 2002 and incorporated herein by reference.

(a)(5) MedSource Technologies, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended December 29, 2002, filed with the Securities and Exchange Commission on February 12, 2003 and incorporated herein by reference.

(d)(1)                MedSource Technologies, Inc. 1999 Stock Plan. Filed as
                      Exhibit 10.11 to the registrant's Registration Statement on Form S-1, filed with the Securities and Exchange Commission on March 27, 2002 and incorporated herein by reference.

(d)(2) Form of New Option Contract with employees pursuant to the MedSource Technologies, Inc. 1999 Stock Plan.

(d)(3) Form of New Option Contract with non-employee directors pursuant to the MedSource Technologies, Inc. 1999 Stock Plan.






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